UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens-Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 7, 2026, the Registrant issued a press release relating to the acquisition of four Product Tankers, a copy of which is attached hereto as Exhibit 99.1.

The Share Purchase Agreement

On October 1, 2026, TOP SHIPS Inc. (the “Company”) entered into a Share Purchase Agreement (the “SPA”) with Central Mare Inc. (the “Seller”), a company affiliated with the family of Mr. Evangelos J. Pistiolis, to purchase 500 registered shares of each of Roman Shark XI Inc., Roman Shark XII Inc., Roman Shark XIII Inc. and Roman Shark XIV Inc. (the “SPVs”), representing all of the issued and outstanding shares of the SPVs. Each SPV has entered into a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of a 49,940 dwt ice class 1A MR product tanker. The aggregate amount of installments payable under each shipbuilding contract is $49.5 million. The tankers are scheduled for delivery in June 2029, September 2029, December 2029 and March 2030.

The  purchase price for of all the shares of the SPVs is approximately $34.95 million (the "Purchase Price") and is payable by December 31, 2026. The closing of the acquisition of the SPVs (the "Closing") is subject to customary closing conditions and the successful closing of lease financing agreements arranged by the Seller.

Pursuant to the SPA, to the extent the Company raises capital through the incurrence of unsecured indebtedness unrelated to the acquisition, maintenance, operation, repair, refurbishment or replacement of vessels or the issuance of any common stock, preferred stock, or other equity interest prior to the Closing, the Company shall be obligated to apply 100% of the net cash proceeds of such financing or equity raises directly toward the payment of the Purchase Price at Closing.

The SPVs have each finalized the principal terms for time charter employment with a major oil trader for the vessels, starting from each vessel’s delivery and for firm durations of seven years, with charterer’s option to extend for up to three additional years. The total potential gross revenue backlog from these contracts, assuming the exercise of all available charter extension options, is about $316.9 million.

The acquisition was approved by a special committee consisting of independent and disinterested members of the Company’s board of directors, (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to the consideration of this transaction from an independent financial advisor.

The information contained in this Report, except for the commentary of Evangelos J. Pistiolis contained in Exhibit 99.1, is hereby incorporated by reference into the Registrant’s registration statements on Form F-3 (File Nos. 333-290238, 333-268475 and 333-267545).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Date: October 7, 2026	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer